Exhibit 99.1

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing with the other Reporting Person (as such term is defined in the Schedule 13G referred to below) on behalf of each of them of a statement on Schedule 13G (including amendments thereto) with respect to the ordinary shares of Nano-X Imaging Ltd., and that this agreement may be included as an exhibit to such joint filing. This agreement may be executed in any number of counterparts, all of which taken together shall constitute one and the same instrument.

Date: February 11, 2021

SK TELECOM CO., LTD.

By:	/s/ Joongsuk Oh
Name:	Joongsuk Oh
Title:	Senior Vice President

SK TELECOM TMT INVESTMENT CORP.

By:	/s/ So Young Shin
Name:	So Young Shin
Title:	Chief Executive Officer